旺-旺

16 August 2004

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Unaudited Results for The Second Quarter and First Half Year ended 30 June 2004

2) Slides for The Second Quarter and First Half Year Unaudited Results ended 30 June 2004

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

dly 8/24

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan

MASNET No. 93 OF 13.08.2004
Announcement No. 93

WANT WANT HOLDINGS LTD

UNAUDITED RESULTS FOR THE SECOND QUARTER AND FIRST HALF YEAR ENDED 30 JUNE 2004

The Board of Directors of Want Want Holdings Ltd is pleased to announce the Unaudited Results for the second quarter and first half year ended 30 June 2004.

2004 Q1+2 results.pdf

Submitted by Adams Lin Feng I, Group Vice President and Director on 13/08/2004 to the SGX

MASNET No. 71 OF 13.08.2004
Announcement No. 71

WANT WANT HOLDINGS LTD

SLIDES FOR THE SECOND QUARTER AND FIRST HALF YEAR UNAUDITED RESULTS ENDED 30 JUNE 2004

Attached are the slides of the unaudited results of Want Want Holdings Ltd for the second quarter and first half year ended 30 June 2004.

2004 Q1-2-powerpoint.pdf

Submitted by Adams Lin Feng I, Group Vice President and Director on 13/08/2004 to the SGX